A3K
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
DIVISION OF MARKET REGULATION

09040023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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SEC FILE NUMBER
8-41342

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc.

OFFICIAL USE ONLY

FIRM I.D. NO,

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York (City) New York (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T.J. Gavenda 973-576-6836
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name)*

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant mus be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(.*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/12

## OA TH OR AFFIRMATION

I, Thomas J. Gavenda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan C. Galyas
Notary Public of New Jersey
Commission Expires 8-15-2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
□ (c) Statement ofIncome (Loss).
□ (d) Statement of Changes in Financial Condition.
□ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
□ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
□ (g) Computation of Net Capital.
□ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation ofthe Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

# Barclays Capital Inc. and Subsidiaries
## Index
## December 31, 2008

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. ("the Company") and its Subsidiaries at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 2, 2009

## Barclays Capital Inc. and Subsidiaries
### Consolidated Statement of Financial Condition
### December 31, 2008

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 627,297 |
| Cash, securities and securities purchased under agreements to resell segregated in compliance with federal and other regulations | | 10,314,722 |
| Receivables from brokers, dealers and clearing organizations | | 13,523,861 |
| Receivables from customers | | 5,502,968 |
| Securities purchased under agreements to resell | | 113,848,743 |
| Securities borrowed | | 36,235,151 |
| Financial instruments owned, at fair value, substantially all of which are pledged to counterparties | | 58,725,696 |
| Accrued interest and dividend receivables | | 651,977 |
| Exchange memberships - at cost (market value $8,424) | | 2,968 |
| Other assets | | 995,744 |
| Total assets | $ | 240,429,127 |
| **Liabilities and Stockholder's Equity** | | |
| Securities sold under agreements to repurchase | $ | 160,948,963 |
| Securities loaned | | 24,886,767 |
| Short-term borrowings | | 2,677,479 |
| Payables to brokers, dealers and clearing organizations | | 11,467,155 |
| Payables to customers | | 9,655,384 |
| Financial instruments sold, but not yet purchased, at fair value | | 20,943,091 |
| Accrued interest and dividend payables | | 169,593 |
| Other liabilities | | 731,708 |
| Total liabilities | | 231,480,140 |
| Commitments and contingencies (see Note 13) | | |
| Subordinated debt | | 2,500,000 |
| Stockholder's equity | | |
| Common stock - $1,000 par value, 5,000 shares authorized: 10 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 6,072,030 |
| Retained earnings | | 393,034 |
| Accumulated other comprehensive loss | | (16,087) |
| Total stockholder's equity | | 6,448,987 |
| Total liabilities and stockholder's equity | $ | 240,429,127 |

The accompanying notes are an integral part of this consolidated statement of financial condition.

### 1. Organization

The consolidated statement of financial condition includes the accounts of Barclays Capital Inc. and its wholly-owned subsidiaries, Barclays Business Credit LLC ("BBC") and Arinagour Investments LLC ("Arinagour" and, together with BBC, the "Subsidiaries").

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer and futures commission merchant ("FCM"). The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Chicago, Dallas, Greenwich, Houston, Los Angeles, Menlo Park, Miami, Palm Beach, Philadelphia, San Juan, San Francisco, Santa Monica, Seattle, Washington D.C. and Wells. The Company also has registered branch offices in Buenos Aires, Argentina, and Montevideo, Uruguay. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks. The Company's direct parent and sole stockholder is Barclays Group U.S., Inc. ("BGUS"), a U.S. bank holding company. The Company is ultimately wholly owned by Barclays Bank PLC ("BBPLC"), an English company.

On September 22, 2008, BBPLC, with the involvement of the Company and certain other subsidiaries of BBPLC, completed the acquisition of the U.S. and Canadian investment banking, capital markets and private investment management businesses of Lehman Brothers, Inc. ("Lehman") (see Note 18).

The Company is BBPLC's "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, and other corporate related securities and securities lending. The Company is also a primary dealer in U.S. government securities.

Barclay's Wealth America ("BWA") is the wealth management division of BBPLC and operates in the U.S. through the Company. BWA provides high net worth clients with brokerage and investment management services.

BBC engages in the leveraged lease financing business and provides economic hedges for the Company by entering into interest rate swaps. BBC also manages a lease portfolio.

Arinagour was established to engage in a structured credit market transaction to provide funding to investors.

### 2. Significant Accounting Policies

**Basis of Presentation**
This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated in consolidation. The U.S. Dollar is the functional currency of the Company.

**Use of Estimates**

This consolidated statement of financial condition has been prepared in accordance with GAAP that requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from these estimates.

**Fair Value Measurements**

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are reflected in the consolidated statement of financial condition on a trade date basis. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"*. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

SFAS No. 157 nullifies the consensus reached in Emerging Issues Task Force ("EITF") Issue No. 02-3, *"Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities"* that prohibited the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, as modified by SFAS No. 155, *"Accounting for Certain Hybrid Financial Instruments"*) where the Company was unable to verify all of the significant model inputs to observable market data and/or verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market.

The provisions of SFAS No. 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid financial instruments measured at fair value and block discounts, all of which are to be recorded as an adjustment to beginning retained earnings in the year of adoption.

SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted SFAS No. 157 effective January 1, 2008 with no material impact on the consolidated statement of financial condition.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to, yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, constraints on liquidity and unobservable parameters that are applied consistently over time.

In determining fair value, the Company separates its financial instruments owned, at fair value and its financial instruments sold, but not yet purchased, at fair value into two categories: cash instruments and derivative contracts.

- **Cash Instruments**. The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include certain. U.S. government obligations, other sovereign government obligations, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency obligations, investment-grade corporate bonds, certain mortgage products, certain bank loans, less liquid listed equities, and state, municipal and provincial obligations. Such instruments are

generally classified within level 2 of the fair value hierarchy, and may be adjusted to reflect illiquidity and or non-transferability, which are generally based on available market information.

Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include less liquid corporate debt securities (including distressed debt instruments), certain types of equities, and less liquid mortgage-backed securities. When observable prices are not available, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types – market approach, income approach and cost approach, for which sufficient and reliable data is available.

The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

- **Derivative Contracts**. Derivative contracts can be exchange-traded or over-the-counter ("OTC"). Exchange-traded derivatives, including equity options, typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives within portfolios using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying cash instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives, including interest rate swaps and TBA contracts, are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, transaction price is initially used as the best estimate of fair value.

Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuation of these less liquid OTC derivatives may utilize some level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, at each measurement date, the Company updates the level 1 and level 2 inputs to reflect observable market changes. Level 3 inputs generally only change when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

**Securities Purchased/Sold Under Agreements to Resell/Repurchase**
Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as collateralized financings for financial statement purposes, in accordance with SFAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*" are carried at the amounts at which the securities will subsequently be resold or repurchased, plus accrued interest, which approximates fair value. Securities purchased under agreements to resell transactions require the Company to deposit cash with the seller and to take possession of the securities. Securities sold under agreements to repurchase transactions, require the buyer to deposit cash with the Company and to take possession of the securities. The market value of the securities sold or purchased are generally in amounts in excess of the cash received or provided. The Company monitors the market value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are presented on a net-by-counterparty basis when the requirements of FASB Interpretation ("FIN") No. 41, "*Offsetting of Accounts Related to Certain Repurchase and Reverse Repurchase Agreements*", are satisfied.

**Securities Borrowed/Loaned**
Securities borrowed and securities loaned, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be returned, plus accrued interest, which approximates fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. With respect to securities loaned or borrowed, collateral in the form of cash or other collateral are in an amount generally in excess of the market value of securities loaned or borrowed. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

**Receivables From and Payables to Brokers, Dealers and Clearing Organizations**
Receivables from and payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive, margin balances, deposits at clearing organizations and amounts related to the settlement of unsettled securities trades.

**Leases**
Leases are accounted for in accordance with SFAS No. 13, *"Accounting for Leases"*. Leases are classified as either capital or operating as appropriate. For capital leases, the present value of the future minimum lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the lesser of the lease term or useful life of the asset.

BBC performs an annual impairment analysis on the outstanding leases. BBC maintains a loss provision based on adverse situations that may affect the counterparties' ability to repay and other relevant factors. This evaluation is inherently subjective as it may require material estimates including the amount and timing of future cash flows expected to be received and may be susceptible to significant change.

**Income Taxes**
The results of operations of the Company and its Subsidiaries are included in the federal consolidated income tax return of BGUS. The Company and its Subsidiaries also file state and local income tax returns in New York State and New York City, as well as other state and local jurisdictions, with affiliated companies. The Company has an intercompany tax sharing agreement under which it computes and settles its income tax receivable/payable.

In June 2006, the FASB issued FIN No. 48, *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109"*, which is an interpretation of SFAS No. 109, *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company adopted the provisions of FIN No. 48 on January 1, 2007.

**Cash and Cash Equivalents**
Cash and cash equivalents consists of cash and highly liquid investments with original maturities of less than three months.

**Retirement Benefits**
The company accounts for retirement benefits in accordance with SFAS No. 158, *"Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132-R"*. SFAS No. 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

**Share Based Compensation**
The Company applies SFAS No. 123-R, *"Share-Based Payment"*, which is a revision to SFAS No. 123, *"Accounting for Stock-Based Compensation"*. SFAS No. 123-R focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under SFAS No. 123-R, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award.

**Recent Accounting Developments**

**SFAS No. 159.** In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS No. 159 permits entities to elect to measure financial assets and liabilities (except for those that are specifically scoped out of the Statement) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between the carrying value and the fair value at the adoption date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The Company adopted SFAS No. 159 effective January 1, 2008 with no material impact on the consolidated statement of financial condition.

**SFAS No. 141(R).** In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations*" ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. The Company does not expect a material impact on its consolidated statement of financial condition.

**SFAS No. 161.** In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities"*. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 will be effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the Company's financial condition.

**SFAS No. 162.** In May 2008, the FASB issued SFAS No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"*. SFAS No. 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities (the "Hierarchy"). The Hierarchy within SFAS No. 162 is consistent with that previously defined in the AICPA Statement on Auditing Standards No. 69, *"The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles"* ("SAS No. 69"). SFAS No. 162 is effective 60 days following the U.S. Securities and Exchange Commission's (the "SEC") approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles"*. The adoption of SFAS No. 162 will not have a material effect on its consolidated statement of financial condition because the Company has utilized the guidance within SAS No. 69.

**SFAS No. 163.** In May 2008, the FASB issued SFAS No. 163, *"Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60"*. SFAS No. 163 requires recognition of an insurance claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. Early application is not permitted. The Company's adoption of SFAS No. 163 will not have a material effect on its consolidated statement of financial condition.

**FSP No. FAS 140-3.** In February 2008, the FASB directed the FASB Staff to issue FASB Staff Position ("FSP") No. FAS 140-3, *"Accounting for Transfers of Financial Assets and Repurchase Financing Transactions".* Under FSP No. FAS 140-3, it is presumed that an initial transfer of a financial asset and a repurchase are considered part of the same arrangement, known as a linked transaction. However, if certain criteria are met, the initial transfer and repurchase financing may not be evaluated as a linked transaction and must be evaluated separately under SFAS No. 140. FSP No. FAS 140-3 will be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Company is evaluating the impact on its consolidated statement of financial condition.

**FSP No. FAS 157-3.** In October 2008, the FASB issued FSP No. FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active".* FSP No. FAS 157-3 clarifies the application SFAS No. 157 in an inactive market, without changing its existing principles. FSP No. FAS 157-3 was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on the Company's consolidated statement of financial condition.

**FSP No. FAS 140-4 and FIN 46(R)-8.** On December 11, 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, *"Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* ("FSP No. FAS 140-4 and FIN46(R)-8")". The FSP amends SFAS No. 140, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN No. 46 (revised December 2003), *"Consolidation of Variable Interest Entities",* to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity ("SPE") that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. The FSP is effective for all public entities' financial statements issued for fiscal years and interim periods ending after December 15, 2008. The adoption of FSP No. FAS 140-4 and FIN46(R)-8 did not affect the Company's consolidated statement of financial condition.

**FSP No. FAS 132(R)-1.** On December 30, 2008, the FASB issued FSP No. FAS 132(R)-1 *"Employers' Disclosures about Postretirement Benefit Plan Assets".* The FSP amends SFAS No. 132 (revised 2003), *"Employers' Disclosures about Pensions and Other Postretirement Benefits",* to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP also includes a technical amendment to SFAS No. 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. FSP No. FAS 132(R)-1 applies to employers who are subject to the disclosure requirements of SFAS No. 132(R), and is effective for fiscal years ending after December 15, 2009. Early application is permitted. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative periods. The Company is evaluating the impact of adopting FSP No. FAS 132(R)-1 on the consolidated statement of financial condition.

## 3. Cash and Securities Segregated in Compliance with Federal and Other Regulations

Cash and securities of $4,480,386,000 are segregated under the Commodity Exchange Act.

Additionally, cash of $3,500,000,000, as well as U.S. government securities with a fair value of $2,334,336,000 that were obtained in connection with securities purchased under agreements to resell transactions, are segregated in special reserve bank accounts under Rule 15c3-3 of the Securities and Exchange Commission Act and in accordance with the reserve requirement for Proprietary Accounts for Introducing Broker-Dealers ("PAIB") (see Note 19).

## 4. Financial Instruments

**Fair Value of Financial Instruments**
The following table sets forth the Company's financial instruments owned, at fair value, substantially all of which are pledged to counterparties and financial instruments sold, but not yet purchased, at fair value (in thousands):

| | Financial Instruments Owned | Financial Instruments Sold, but not yet Purchased |
|---|---|---|
| United States government and agency obligations | $ 46,070,271 | $ 11,305,447 |
| Mortgage-backed and asset-backed securities | 1,299,262 | 1,184 |
| Corporate securities | 3,506,870 | 2,290,618 |
| Equity securities | 3,714,785 | 2,685,015 |
| Derivative contracts | 4,134,508 | 4,660,827 |
| | $ 58,725,696 | $ 20,943,091 |

Securities owned and securities sold, but not yet purchased, as included in financial instruments on the consolidated statement of financial condition at December 31, 2008, which excludes derivative contracts, consist of trading securities at fair value. The Company's securities owned that are pledged to counterparties, are pledged on a settlement date basis. Accordingly, certain securities pledged that have been sold at December 31, 2008, but have not yet settled, are included in receivables from brokers, dealers and clearing organizations.

Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price. The Company has recorded this liability in the consolidated statement of financial condition as of December 31, 2008 at fair value. However, these transactions may result in market risk if the market price of the securities increases subsequent to December 31, 2008. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

**Derivative Contracts**
These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected.

The following table presents the fair value of derivative contracts at December 31, 2008. Assets included in the table represent unrealized gains, net of unrealized losses, for situations in which the Company has a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties for situations in which the Company has a master netting agreement. The fair value of derivative contracts represents the Company's net receivable/payable for derivative financial instruments.

*(in thousands)*

| | Assets | Liabilities |
|---|---|---|
| TBA contracts | $ 3,335,676 | $ 3,704,131 |
| Interest rate swaps | 798,832 | 938,084 |
| Equity options | - | 18,612 |
| | $ 4,134,508 | $ 4,660,827 |

### Fair Value Hierarchy

The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the consolidated statement of financial condition and by SFAS No. 157 valuation hierarchy (as described above in Note 2).

*(in thousands)*

| | Quoted Market Prices in Active Markets (Level 1) | Internal Models with Significant Observable Market Parameters (Level 2) | Internal Models With Significant Unobservable Market Parameters (Level 3) | FIN 39 Netting[a] | Total |
|---|---|---|---|---|---|
| **Securities Owned** | | | | | |
| United States Government and Agency Obligations | $ 24,106,265 | $ 27,129,509 | $ - | $ (5,165,503) | $ 46,070,271 |
| Mortgage-backed and Asset-backed Securities | - | 175,294 | 1,123,968 | - | 1,299,262 |
| Corporate Securities | 80,065 | 3,363,065 | 90,577 | (26,837) | 3,506,870 |
| Equity Securities | 3,631,174 | 79,856 | 3,755 | - | 3,714,785 |
| Total Securities Owned | $ 27,817,504 | $ 30,747,724 | $ 1,218,300 | $ (5,192,340) | $ 54,591,188 |
| **Securities Sold, but not yet Purchased** | | | | | |
| United States Government and Agency Obligations | $ 13,188,432 | $ 3,282,518 | $ - | $ (5,165,503) | $ 11,305,447 |
| Mortgage-backed and Asset-backed Securities | - | - | 1,184 | - | 1,184 |
| Corporate Securities | 25,611 | 2,291,844 | - | (26,837) | 2,290,618 |
| Equity Securities | 2,642,860 | 42,155 | - | - | 2,685,015 |
| Total Securities Sold, but not yet Purchased | $ 15,856,903 | $ 5,616,517 | $ 1,184 | $ (5,192,340) | $ 16,282,264 |
| **Derivative assets** | $ - | $ 8,006,850 | $ - | $ (3,872,342) | $ 4,134,508 |
| **Derivative liabilities** | $ - | $ 8,533,169 | $ - | $ (3,872,342) | $ 4,660,827 |

(a) FIN 39 permits the netting of derivative contracts receivable and derivative contracts payable when a legally enforceable master netting agreement exists between the Company and a derivative counterparty. A master netting agreement is an agreement between two counterparties who have multiple derivative contracts with each other that provide for the net settlement of all contracts, through a single payment, in a single currency, in the event of default on or termination of any one contract.

Prior to the adoption of SFAS No. 157 the Company did not incorporate an adjustment into the valuation of liabilities carried at fair value on the consolidated statement of financial condition. Commencing January 1, 2008, in accordance with the requirements of SFAS No. 157, an adjustment was made to the valuation of liabilities measured at fair value to reflect the credit quality of the Company.

## 5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations, as reported on the consolidated statement of financial condition at December 31, 2008 consist of the following (in thousands):

| | Receivables from Brokers, Dealers and Clearing Organizations | Payables to Brokers, Dealers and Clearing Organizations |
|---|---|---|
| Fails to deliver or receive | $ 2,988,672 | $ 2,042,622 |
| Margin balances | 6,478,638 | 4,583,156 |
| Deposits with clearing organizations | 15,655 | - |
| Settlement balances | 3,366,702 | 2,259,540 |
| Other | 674,194 | 2,581,837 |
| | $ 13,523,861 | $ 11,467,155 |

## 6. Other Assets and Other Liabilities

At December 31, 2008, other assets primarily consist of deferred federal tax assets of $286,275,000, deferred state tax assets of $163,776,000, loans to employees of $195,671,000, miscellaneous receivables of $44,000,000 and leases managed by BBC amounting to $35,835,000 net of provisions of $2,491,000. Other liabilities primarily consist of accrued service recharges of $163,260,000, business support items of $146,129,000 and $110,746,000 for bonuses.

## 7. Income Taxes

At December 31, 2008, the Company recorded $406,137,000 of net deferred tax assets which represents an allocation of the consolidated deferred tax asset recorded on the consolidated financial statements of BGUS. This balance is comprised of deferred tax assets of $450,051,000 resulting from temporary differences primarily related to deferred compensation and various reserves. These deferred tax assets were offset by deferred tax liabilities of $43,914,000 resulting primarily from the financial reporting versus tax treatment of leases.

BGUS' federal corporate income tax returns for years 2005 and after remain subject to examination, and the Company and its subsidiaries' state and local corporate income and franchise tax returns for years 2004 and after remain subject to examination by major tax jurisdictions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | | |
|---|---|---|
| **Gross unrecognized tax benefits at January 1, 2008** | $ | 51,456 |
| Increases for tax positions taken during the current year | | 1,488 |
| Increases for tax positions taken during prior years | | 491 |
| Decreases for tax positions taken during prior years | | (49,262) |
| **Gross unrecognized tax benefits at December 31, 2008** | $ | 4,173 |

The Company's unrecognized tax benefits, including interest, are recorded on the consolidated statement of financial condition as income taxes payable. The total amount of accrued interest payable recognized in the consolidated statement of financial condition at December 31, 2008 is approximately $596,000. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits.

The decrease in unrecognized tax benefits during the year ended December 31, 2008 was a result of intercompany tax adjustments made pursuant to the Company's intercompany tax sharing agreement. This decrease had no effect on the Company's effective tax rate.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time.

## 8. Short-Term Borrowings

At December 31, 2008, short-term borrowings consist of uncollateralized overnight loans payable to affiliates of $2,503,238,000 and loans payable to a third party of $174,241,000. The loans from affiliates bear interest at rates based upon the London Interbank Offered Rate ("LIBOR") while the loans from a third party bear interest at rates based upon the current Federal Funds rate.

## 9. Subordinated Debt

At December 31, 2008, the Company has subordinated debt with BGUS for $2,500,000,000, which is due to be paid in full on the repayment date of September 30, 2009. The loan bears interest at rates based on LIBOR.

On November 30, 2008, the Company cancelled a $400,000,000 revolving line of credit with BBPLC.

## 10. Transactions with Affiliated Companies

The Company enters into securities transactions with affiliates. At December 31, 2008, the following balances with such affiliates were included in the consolidated statement of financial condition in the following line items (in thousands):

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 284,633 |
| Cash and securities segregated in compliance with federal and other regulations | | 102,877 |
| R other regulations | | 3,380,228 |
| Receivables from customers | | 47,370 |
| Securities purchased under agreements to resell | | 78,874,615 |
| Securities borrowed | | 3,628,982 |
| Securities owned, at fair value | | 798,832 |
| Accrued interest and dividend receivables | | 2,491 |
| Securities sold under agreements to repurchase | | 65,040,721 |
| Securities loaned | | 6,389,848 |
| Short-term borrowings | | 2,503,238 |
| Payables to brokers, dealers and clearing organizations | | 6,827,706 |
| Securities sold, but not yet purchased, at fair value | | 938,084 |
| Other liabilities | | 152,480 |
| Subordinated debt | | 2,500,000 |

Affiliates provide substantially all operational, front office, and support services to the Company and its Subsidiaries under service agreements. Additionally, the Company performs services for affiliates.

## 11. Benefit Plans

**Pension Plan**
The Company and its Subsidiaries provide pension benefits for eligible employees through a defined benefit pension plan of an affiliate. Substantially all employees participate in the pension plan on a non-contributing basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code.

The following tables set forth the plan's information at December 31, 2008 (in thousands):

| **Funded Status at Year End** | | |
|---|---|---|
| Projected benefit obligation at end of year | $ | (55,864) |
| Fair value of plan assets at end of year | | 38,105 |
| Funded status at year end | $ | (17,759) |

| **Additional information for plans with a Projected Benefit Obligation ("PBO")/Accumulated Benefit Obligation ("ABO") in Excess of Plan Assets** | | |
|---|---|---|
| Projected benefit obligation | $ | 55,864 |
| Accumulated benefit obligation | | 50,228 |
| Fair value of assets | | 38,105 |

| **Weighted-average assumptions used to determine projected benefit obligations at December 31, 2008:** | |
|---|---|
| Discount rate | 6.00% |
| Rate of compensation increase | 4.50% |

The expected rate of return of plan assets for 2009 is 6.75%. This rate of return on assets is determined by calculating a total fund return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as real rate of returns, inflation, credit spreads, equity risk premiums and excess return expectations.

**Plan Assets**
Weighted-average plan asset allocations at December 31, 2008 and target for 2009, by asset category, are as follows:

| | **2008** |
|---|---|
| **Asset category** | |
| Equity securities | 51 % |
| Debt securities | 37 % |
| Other | 12 % |
| | 100 % |

| | **Target 2009** |
|---|---|
| **Asset category** | |
| Equity securities | 60 % |
| Debt securities | 40 % |
| | 100 % |

The Company's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with the Company's contributions to the fund, will maintain the funds ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities and fixed income.

| | |
|---|---|
| **Contributions expected to be paid to the Plan in the next fiscal year** | $ 1,618 |

**401(k) Contribution Plan**
The Company has adopted the Barclays Bank PLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Once an eligible employee is hired, they are given the opportunity to participate in the 401(k) Plan immediately or during the annual enrollment period. Employees who formally elect to participate may elect contributions of up to 12% of their base pay to be contributed to the plan each pay period, subject to Internal Revenue Service limits. The Company matches the first 6% of the employee contributions to the 401(k) Plan each pay period based on the employee annualized earnings on the date of the match.

**Postretirement**
The Company follows SFAS No. 106, *"Employers' Accounting for Postretirement Benefits Other than Pensions"*, which requires the recognition of postretirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of April 1, 1997 are eligible for postretirement benefits.

## 12. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance-sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with

proprietary trading activities. These financial instruments include forward and futures contracts, options on futures contracts and interest rate swaps. Each of these financial instruments contains varying degrees of off-balance-sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2008 may, in certain circumstances, be in excess of the amounts recognized in the consolidated statement of financial condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers, used as collateral for bank loans, or failed to receive), the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

## 13. Collateral, Commitments and Contingencies

At December 31, 2008, the approximate fair value of collateral received that can be resold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

| | |
|---|---|
| **Sources of collateral** | |
| Securities purchased under agreements to resell | $ 204,392,073 |
| Securities received from securities borrowed transactions | 49,014,680 |
| Customers' securities | 5,318,909 |
| | $ 258,725,662 |

At December 31, 2008, the approximate fair value of collateral received that were resold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

| | |
|---|---|
| **Uses of collateral** | |
| Securities sold under agreements to repurchase | $ 193,345,917 |
| Securities loaned | 37,246,384 |
| | $ 230,592,301 |

In addition, the Company has pledged $28,324,968,000 of securities collateral, under tri-party agreements, which cannot be resold or repledged by the counterparty.

The Company has $196,523,000 of cash and $2,578,418,000 of its own securities owned on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the counterparty.

At December 31, 2008, the Company had unused lines of credit of $4,262,702,000 with an affiliate.

At December 31, 2008, the Company has committed $1,483,543,000 on forward starting repurchase trades and $22,968,323,000 in forward starting reverse repurchase transactions.

At December 31, 2008, the Company was obligated under a non-cancelable lease for office space, which will expire on May 31, 2009.

BBPLC, its parent Barclays PLC and some of their subsidiaries (collectively "Barclays") have for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On July 20, 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division (the "Court") which dismissed the claims against Barclays PLC, BBPLC and the Company in the Newby litigation. On December 4, 2006, the Court stayed Barclays' dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On March 19, 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On January 22, 2008, the United States Supreme Court denied plaintiffs' request for review. Following the Supreme Court's decision, the District Court ordered further briefing concerning the status of plaintiffs' claims. Barclays plans to seek dismissal of plaintiffs' claims. Barclays considers that the Enron claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays' possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Like other United Kingdom ("UK") financial institutions, Barclays faces numerous UK County Court claims and complaints by customers who allege that its unauthorized overdraft charges either contravene the UK Unfair Terms in Consumer Contracts Regulations 1999 ("UTCCR") or are unenforceable penalties or both. In July 2007, by agreement with all parties, the UK Office of Fair Trading ("OFT") commenced proceedings against seven banks and one building society including Barclays, to resolve the matter by way of a "test case" process. Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the UK County Court held in favor of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the UK County Court held in favor of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on October 8, 2008, the UK County Court held that Barclays' historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the UK County Court's findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorized overdraft

terms assessed in the test case constitute unenforceable penalties and that the OFT will not pursue this aspect of the test case further. The banks' appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) took place at a hearing in late October 2008. The hearing concluded on November 5, 2008 with judgment reserved. A judgment from the UK Court of Appeal is expected in the first quarter of 2009. The proceedings will now concentrate exclusively on UTCCR issues. It is likely that they will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the UK County Courts remain stayed, and there is a UK Financial Services Authority waiver of the complaints handling process and a standstill of UK Financial Ombudsman Service decisions. Barclays is defending the test case vigorously. It is not possible to estimate the financial impact in relation to these matters, nor the effect that they may have upon operating results in any particular financial period. If ultimately Barclays were to be unsuccessful, the financial impact could be significant.

Barclays is engaged in various other litigation proceedings both in the UK and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of Barclays and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

The Company itself is involved in a number of judicial and arbitration matters arising in connection with the conduct of its business, including some proceedings related to Enron. The Company's management believes, based on currently available information, that the results of such proceedings will not have a significant adverse effect on the financial conditions of the Company.

## 14. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 31, 2008.

## 15. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions both as principal and as agent, on behalf of investors, are executed with institutions, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

## 16. Estimated Fair Value of Financial Instruments

The Company's financial instruments owned and financial instruments sold, but not yet purchased are carried at fair value. The fair value is generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. Additionally, derivative contracts are carried at estimated fair value which are recorded on the consolidated statement of financial condition in financial instruments.

The Company estimates that the aggregate fair value of other financial instruments recognized on the consolidated statement of financial condition (including cash and cash equivalents, securities segregated in compliance with federal and other regulations, securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables and payables, certain other assets and other liabilities, and short-term debt) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

## 17. Share Based Compensation

BBPLC operates share schemes for employees throughout the world, including the employees of the Company. Shares under these schemes are held by a trust and will be vested when vesting conditions are met. Where the costs of these bonus schemes are incurred by the Company, the Company will fund the costs in cash. Liabilities are recorded by the trust. The main current schemes from which the Company's employees benefit are as follows:

**Executive Share Award Scheme ("ESAS")**
For certain employees of the Company an element of their annual bonus is in the form of a deferred award of a provisional allocation of BBPLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, BBPLC and individual employee performance. The ESAS element of the annual bonus must be held for at least three years and is subject to potential forfeit if the individual resigns and commences work with a competitor business.

**Performance Share Plan ("PSP")**
The PSP was approved by shareholders at the 2005 Annual General Meeting ("AGM") to replace the Incentive Share Option Plan ("ISOP") scheme. Performance shares are 'free' BBPLC shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. BBPLC's performance over a three-year period determines the final number of shares that may be released to participants.

In addition, options remain outstanding under the following closed schemes.

**Incentive Share Option Plan ("ISOP")**
The ISOP was open by invitation to the employees and Directors of BBPLC. Options are granted at the market price at the date of grant calculated in accordance with the rules of the ISOP, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised.

**Executive Share Option Scheme ("ESOS")**
The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of BBPLC with grants usually made annually. Options were issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the ESOS, and are normally exercisable between three and ten years from that date. No further awards are made under ESOS.

The weighted average fair value of shares granted during the year at the measurement date is $6.85 for the ESAS plan. There were no grants in 2008 under the PSP.

The ESAS plan is a nil cost award on which performance conditions are substantially fulfilled at the grant date. Consequently, the fair values of these awards are based on fair value at that date.

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

## 18. Lehman Acquisition

On September 22, 2008, BBPLC with the involvement of the Company and certain other subsidiaries of BBPLC, completed the acquisition of the U.S. and Canadian investment banking and capital markets businesses of Lehman, including the fixed income and equities cash trading, brokerage, dealing, trading and advisory businesses, investment banking operations and the business as a futures commission merchant, as well as the private investment management business. Assets acquired and liabilities assumed in connection with the acquisition were assigned, as directed by BBPLC, to the Company and certain BBPLC subsidiaries. The acquisition resulted in an increase of approximately $3.6 billion in the net equity of the Company, taking into account a cash contribution of $4 billion and the net value of the excess of liabilities assumed from Lehman over assets received. In addition, BBPLC, through BGUS, provided $2.5 billion of subordinated debt to the Company.

The initial accounting for the acquisition has been determined only provisionally by BBPLC and the assets acquired and the liabilities assumed by the Company are based on these provisional amounts, as the contribution is between entities under common control and is required to be at the basis on the date of the transaction. Any revisions to the fair values that result from the conclusion of the acquisition process with respect to assets not yet received by the Company will be

recognized as an adjustment to the initial accounting if and when those assets are received by the Company; however any such revisions must be effected within twelve months of the acquisition date. Any increase in value of these assets that result from the conclusion of the acquisition process would be deemed an increase in the value of the capital contribution by BBPLC. The initial valuation of the assets acquired and liabilities assumed based on an allocation of the purchase price resulted in no goodwill or intangible assets being recognized by BBPLC and therefore none were pushed down to the Company.

The following schedule provides the impact to the consolidated statement of financial condition from the assets that were received and the liabilities that were assumed by the Company, and the increase to capital as a result of the contribution by BBPLC (in millions):

| | | |
|---|---|---|
| **Assets** | | |
| Financial instruments owned, at fair value | $ | 39,971 |
| Cash equivalents | | 2,362 |
| Cash received as capital contribution | | 4,000 |
| Cash received from issuance of subordinated debt | | 2,500 |
| Cash and securities segregated in compliance with federal and other regulations | | 1,635 |
| Receivables from brokers, dealers and clearing organizations | | 3,235 |
| Customer and other receivables | | 2,233 |
| Other assets | | 951 |
| Total assets | $ | 56,887 |
| **Liabilities and Equity** | | |
| Securities sold under agreements to repurchase | $ | 45,000 |
| Payables to brokers, dealers and clearing organizations | | 273 |
| Customer and other payables | | 4,265 |
| Other liabilities | | 1,319 |
| Total liabilities | | 50,857 |
| Subordinated debt | | 2,500 |
| **Equity** | | |
| Additional paid-in-capital | | 3,530 |
| Total liabilities and equity | $ | 56,887 |

## 19. Regulatory Requirements

The Company is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and a FCM with the Commodity Futures Trading Commission ("CFTC") and, accordingly, is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC, which specify uniform minimum net capital requirements, as defined. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" ("ANC") as permitted by Rule 15c3-1, under which the Company is required to maintain tentative net capital, as defined, in excess of $6,000,000,000 and minimum net capital, as defined, of the greater of $500,000,000 or 2% of aggregate debit items. Additionally, the CFTC requires that an FCM maintain capital of the greater of 8% of customer maintenance margin requirements plus 4% of non-customer maintenance margin requirements, as defined, or $500,000,000. At December 31, 2008, the Company had tentative net capital of $6,357,393,000 and net capital of $4,575,804,000, which was $4,075,804,000 in excess of the amount required of $500,000,000.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for PAIB. The PAIB calculation is completed for a correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their net capital calculation. At December 31, 2008, the Company did not have a reserve requirement for PAIB.

In connection with the Lehman acquisition, the Company was granted temporary permission by the SEC to use the ANC method of computing net capital. The Company has submitted its application to the SEC as required by Appendix E of Rule 15c3-1 to continue using the ANC treatment on a permanent basis.

As this accompanying consolidated statement of financial condition includes the accounts of the Company and its Subsidiaries, the amounts differ from those included in the Company's unaudited Form X-17a-5 Part II CSE report, filed with the SEC ("FOCUS"). The following summarizes the assets and liabilities of the Subsidiaries included in the consolidated statement of financial condition, but not consolidated in the Company's FOCUS (in thousands):

| | |
|---|---|
| Assets | $ 1,343,190 |
| Liabilities | (1,340,790) |
| Net worth | $ 2,400 |

# Barclays Capital Inc. and Subsidiaries

## Consolidated Statement of Financial Condition

## December 31, 2008